UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2020.

Commission File Number 001-38172

CHINA INTERNET NATIONWIDE FINANCIAL

SERVICES INC.

(Translation of registrant’s name into English)

93 Jianguo Road, No. 6 Building,

11th Floor

Chaoyang District, Beijing, People’s Republic of China 100020

Telephone: +86 010-5820389

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F [X] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

On March 31, 2020, Mr. Jianxin Lin tendered his resignation as Chief Executive Officer and Chairman of China Internet Nationwide Financial Services, Inc. (the “Company”) and Mr. Buting Yang tendered his resignation as director of the Company with effect from April 1, 2020. Both Messrs Lin and Yang cited personal reasons for their resignation and confirmed that it was not a result of any disagreement with the Company’s policies or practices. The Board of Directors (the “Board”) of the Company accepted their resignations with effect from April 1, 2020.

On March 31, 2020, the Board appointed Mr. Warren Wang to succeed Mr. Lin as Chief Executive Officer and Chairman. Mr Wang has held various leadership positions over the past few years and is knowledgeable in the finance, advanced technologies, high-end manufacturing, education, environmental protection, and modern service industries. Mr. Wang has over 15 years’ experience in the US and Chinese capital markets. Prior to his appointment, Mr. Wang has been the Chief Executive Officer of PX Capital USA Inc., a New York corporation focused in investments in the high-tech industry, since March 2019. From July 2018 through March 2019, he was the Chief Executive Officer and director of Nasdaq-listed SSLJ.com Inc. and from May 2011 through July 2018, he was the Chief Executive Officer and Chairman of Wall Street IPO Consultation Inc. From November 2007 through May 2011, he was the Chief Executive Officer and Chairman of another Nasdaq-listed company, China INS Online Corp. Between May 2007 through May 2009, Mr. Wang held a number of positions including Chief Executive Officer and Chairman of Beijing Holdings Information Co., Ltd, Chief Executive Officer of Beijing Holdings Payment Card Co., Ltd and Chief Executive Officer and board member of China Information Technology Co., Ltd, a Hong Kong Exchange company. Mr. Wang graduated with an Executive Master of Business Administration degree from Peking University, Beijing in 2006.

Also on March 31, 2020, the Board appointed Mr. Ming Yi (Martin) to succeed Mr. Yang as an independent member of the Board. Mr. Yi is financial trained and has held numerous leadership positions in his field. Most recently, Mr. Yi was the Chief Financial Officer of SSLJ.com Limited from 2018-2019. From 2011-2018, he was the Chief Financial Officer of Wave Sync Corp. and from 2007- 2010, he was a Senior Accountant at Ernst & Young (Assurance & Advisory Business Services). From 2003-2006, he was an accountant and supervisor at N.G. Australia Pty Ltd. Mr. Yi graduated with a Bachelor of Business (Accounting & Finance) from Liao Ning University in 2004 and a Master in Business (Accounting) from Victoria University, Australia.

The Board determined that Mr. Yi qualifies as an independent director under the director independence standards set forth in the rules and regulations of the Securities and Exchange Commission (“SEC”) and the applicable listing standards of the Nasdaq Stock Market (“Nasdaq Rules”) and satisfies the financial literacy and other requirements for audit committee members under the rules and regulations of the SEC and applicable Nasdaq Rules. The Board also determined that Mr. Yi is an “audit committee financial expert” as such term is defined by the rules and regulations of the SEC, an “outside director” under the requirements of Section 162(m) of the Internal Revenue Code of 1986 and a “non-employee director” as such term is defined by the rules and regulations of the SEC.

Mr. Wang’s initial term of employment is for 2 years and will be renewable for successive 2-year terms if neither the Company nor Mr. Wang provides notice of termination. Mr. Wang’s base salary will be $10,000 per month and he will be eligible for a discretionary bonus as determined by the Board. Mr. Yi’s initial term shall be for one year or until the next annual meeting of shareholders and shall be paid an annual fee of $30,000.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 31, 2020	CHINA INTERNET NATIONWIDE FINANCIAL SERVICES INC.

	By:	/s/ Jianxin Lin
	Name:	Jianxin Lin
	Title:	Chief Executive Officer